SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

January 22, 2019

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Sarmiento 447

Buenos Aires C1 1041

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

INDEX

1.	Translation of a submission from Banco Macro to the CNV dated on January 21, 2019.

Buenos Aires, January 21st 2019

To:

Comisión Nacional de Valores (Argentine Securities Exchange Commission)

Re. Prisma Medios de Pago S.A. - Transfer of Shares

I write to you as Head of Market Relations of Banco Macro S.A. (hereinafter referred to as the “Bank”), in order to inform that within the scope of the Divestment Obligation undertaken by Prisma Medios de Pago S.A. and its shareholders with the Argentine Antitrust Commission, the Bank, together with the other shareholders, has accepted on the date hereof a purchase offer made by AI ZENITH (Netherlands) B.V. (a company related to Advent International Corporation for the acquisition of 1,933,051 book-entry common shares of par value AR $1 each and entitled to one vote per share owned by the Bank in Prisma Medios de Pago S.A., representing 4.6775 % of its share capital.

The price offered for such shares amounts to US$ 66,420,730 (Sixty-six million four hundred twenty thousand seven hundred and thirty US Dollars) payable as follows: (i) approximately 60% on transfer of the shares and (ii) approximately 40% within the term of 5 years from the transfer.

After completion of the transfer, the Bank shall retain, for the time being, title to 1,857,245 shares of Prisma Medios de Pago S.A., representing 4.4941 % of its share capital.

Finally, please be advised that the above described transaction will not affect the Bank’s ordinary course of business.

Sincerely,

Jorge Francisco Scarinci

Head of Market Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: January 22, 2019

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Chief Financial Officer